Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Amendment No. 1 to the Registration Statement (Form S-4 No. 333-146131) and related Prospectus of Consolidated Communications Holdings, Inc. for the registration of 3,319,690 shares of its common stock and to the incorporation by reference therein of our reports dated March 5, 2007, with respect to the consolidated financial statements and schedule of Consolidated Communications Holdings, Inc., Consolidated Communications Holdings, Inc.’s management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of Consolidated Communications Holdings, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Chicago, Illinois
October 9, 2007